UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HD SUPPLY HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

40416M 105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40416M 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clayton Dubilier & Rice Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 30,000,000 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 30,000,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 15.62%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.
(2)   Based on 192,080,428 shares of common stock outstanding as of December 5, 2013.

CUSIP No. 40416M 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 30,000,000 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 30,000,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 15.62%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.
(2)   Based on 192,080,428 shares of common stock outstanding as of December 5, 2013.

CUSIP No. 40416M 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 36,248,271 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 36,248,271 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,248,271 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 18.87%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.
(2)   Based on 192,080,428 shares of common stock outstanding as of December 5, 2013.

CUSIP No. 40416M 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Investment Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 36,248,271 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 36,248,271 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,248,271 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 18.87%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.
(2)   Based on 192,080,428 shares of common stock outstanding as of December 5, 2013.

CUSIP No. 40416M 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Parallel Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 213,604 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 213,604 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,604 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.11%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.
(2)   Based on 192,080,428 shares of common stock outstanding as of December 5, 2013.

CUSIP No. 40416M 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Parallel Fund Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 213,604 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 213,604 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,604 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.11%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.
(2)   Based on 192,080,428 shares of common stock outstanding as of December 5, 2013.

CUSIP No. 40416M 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,248,271 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,248,271 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,248,271 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 3.25%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.
(2)   Based on 192,080,428 shares of common stock outstanding as of December 5, 2013.

CUSIP No. 40416M 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VII (Co-Investment), Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,248,271 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,248,271 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,248,271 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 3.25%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.
(2)   Based on 192,080,428 shares of common stock outstanding as of December 5, 2013.

Item 1.
(a)	Name of Issuer HD Supply Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 3100 Cumberland Boulevard, Suite 1480 Atlanta, Georgia 30339 (770) 852-9000

Item 2.
(a)	Name of Person Filing

Name of Person Filing	Address	Citizenship
Clayton, Dubilier & Rice Fund VII, L.P.	P.O. Box 309, Ugland House George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VII, Ltd.	P.O. Box 309, Ugland House George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VII, L.P.	P.O. Box 309, Ugland House George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Investment Associates VII, Ltd.	P.O. Box 309, Ugland House George Town, Grand Cayman, KY1-1104	Cayman Islands
Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.	P.O. Box 309, Ugland House George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VII (Co-Investment), Ltd.	P.O. Box 309, Ugland House George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Parallel Fund VII, L.P.	P.O. Box 309, Ugland House George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Parallel Fund Associates VII, Ltd.	P.O. Box 309, Ugland House George Town, Grand Cayman, KY1-1104	Cayman Islands

Clayton Dubilier & Rice Fund VII, L.P., CD&R Associates VII, Ltd., CD&R Associates VII, L.P., CD&R Investment Associates VII, Ltd., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Associates VII (Co-Investment), Ltd., CD&R Parallel Fund VII, L.P. and CD&R Parallel Fund Associates VII, Ltd. have entered into a Joint Filing Agreement, dated February 14, 2014, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

	(b)	Address of Principal Business Office or, if none, Residence See Item 2(a) above.
	(c)	Citizenship See Item 2(a) above.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 40416M 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See below.
	(b)	Percent of class: See below.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See below.
		(ii)	Shared power to vote or to direct the vote See below.
		(iii)	Sole power to dispose or to direct the disposition of See below.
		(iv)	Shared power to dispose or to direct the disposition of See below.

As of the date of this report, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of HD Supply Holdings, Inc. listed opposite its name:

Reporting Person	Amount Beneficially Owned		Percent of Class(a)
Clayton, Dubilier & Rice Fund VII, L.P.	30,000,000	(b)	15.62%
CD&R Associates VII, Ltd.	0	(b)	0%
CD&R Associates VII, L.P.	0	(b)(c)	0%
CD&R Investment Associates VII, Ltd.	0	(b)(c)	0%
Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.	6,248,271	(c)	3.25%
CD&R Associates VII (Co-Investment), Ltd.	0	(c)	0%
CD&R Parallel Fund VII, L.P.	213,604	(d)	0.11%
CD&R Parallel Fund Associates VII, Ltd.	0	(c)(d)	0%

(a)   Based on 192,080,428 shares of common stock outstanding as of December 5, 2013.

(b)   Clayton Dubilier & Rice Fund VII, L.P. is a partnership of which CD&R Associates VII, Ltd. is the general partner, whose sole stockholder is CD&R Associates VII, L.P., of which CD&R Investment Associates VII, Ltd. is the general partner.  Each of CD&R Associates VII, Ltd., CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by Clayton, Dubilier & Rice Fund VII, L.P., as well as of the shares held by each of Clayton, Dubilier & Rice Fund VII (Co-Investment) L.P. and CD&R Parallel Fund VII, L.P.

(c)   Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P. is a partnership of which CD&R Associates VII (Co-Investment), Ltd. is the general partner, whose sole stockholder is CD&R Associates VII, L.P., of which CD&R Investment Associates VII, Ltd. is the general partner.  CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of each of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the shares shown as beneficially owned by Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P. and Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.  Such persons expressly disclaim such beneficial ownership.

(d)   CD&R Parallel Fund Associates VII, Ltd. is the general partner of CD&R Parallel Fund VII, L.P.  CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P. and Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.

Investment and voting decisions with respect to shares held by each of Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P. and Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P. are made by an investment committee of limited partners of CD&R Associates VII, L.P., currently consisting of the following individuals: Michael G. Babiarz, Manvinder Singh Banga, James G. Berges, Kevin J. Conway, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Theresa A. Gore, Marco Herbst, George K. Jaquette, Sarah Kim, Manfred Kindle, John Krenicki, Jr., Gregory Lai, Edward M. Liddy, John Malfettone, David A. Novak, Paul S. Pressler, Roberto Quarta, Eric Rahe, Christian P. Rochat, Eric Rouzier, Richard J. Schnall, Stephen Shapiro, Nathan K. Sleeper, Christian Storch, Derek L. Strum, Sonja Terraneo, Robert C. Volpe, David H. Wasserman and Jonathan L. Zrebiec (collectively, the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group

Each of Clayton Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., and CD&R Parallel Fund VII, L.P. (collectively, the “CD&R Funds”), is a party to the Second Amended and Restated Stockholders Agreement, dated as of September 21, 2007 (as amended by the Amendment thereto, dated as of July 2, 2013 and the Second Amendment thereto, dated as of November 13, 2013, the “Stockholders Agreement”), among HD Supply Holdings, Inc. (formerly known as HDS Investment Holding, Inc.) (“HD Supply”), the CD&R Funds, Carlyle Partners V, L.P., Carlyle Partners V-A, L.P., CP V Coinvestment A, L.P., CP V Coinvestment B, L.P., Bain Capital Integral Investors 2006, LLC, THD Holdings, LLC and the other stockholders party thereto.  The Stockholders Agreement requires the parties thereto to vote their shares of the common stock of HD Supply (the “Common Stock”) for directors that are designated in accordance with the provisions of the Stockholders Agreement. The parties to the Stockholders Agreement may not transfer the Common Stock owned by them unless the requisite approval specified in the Stockholders Agreement has been obtained.

The stock ownership reported for the CD&R Funds does not include any shares owned by other parties to the Stockholders Agreement. Each of the CD&R Funds disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.  The aggregate number of shares of Common Stock beneficially owned collectively by the parties to the Stockholders Agreement, based on available information, is approximately 125,690,622, which represents approximately 65.4% of the outstanding Common Stock.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

CLAYTON, DUBILIER & RICE FUND VII, L.P.
	By:	CD&R Associates VII, Ltd., its general partner

Date: February 14, 2014

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CD&R ASSOCIATES VII, LTD.

Date: February 14, 2014

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CD&R ASSOCIATES VII, L.P.
	By:	CD&R Investment Associates VII, Ltd.,
its general partner

Date: February 14, 2014

By: /s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and
Assistant Secretary

CD&R INVESTMENT ASSOCIATES VII, LTD.

Date: February 14, 2014

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CLAYTON, DUBILIER & RICE FUND VII (CO-INVESTMENT), L.P.
	By:	CD&R Associates VII (Co-Investment), Ltd.,
its general partner

Date: February 14, 2014

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII (CO-INVESTMENT), LTD.
Date: February 14, 2014

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CD&R PARALLEL FUND VII, L.P.
	By:	CD&R Parallel Fund Associates VII, Ltd.,
its general partner

Date: February 14, 2014

By: /s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and
Assistant Secretary

CD&R PARALLEL FUND ASSOCIATES VII, LTD.

Date: February 14, 2014

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary